Mayquest Ventures, Inc.

Roman Zherdytskyi, President and Chief Executive Officer

Mayquest Ventures, Inc.

c/o Hydrangea Holdings Ltd.

1 Glafkou Street, Office 1

1085 Nicosia, Cyprus

Attention: Larry Spirgel, Assistant Director, Division of Corporation Finance

U.S. Securities and Exchange Commission

Telephone number: (202) 551-3810

Re: Mayquest Ventures, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 31, 2010

Form 10-Q for the quarterly period ended September 30, 2010

File No. 000-53701

Dear Mr. Spirgel

Thank you for your request of December 17, 2010 to provide additional information about Mayquest Ventures, Inc under the Form 10-K (File No. 000-53701). I report the following.

Stan J.H. Lee, CPA have audited the accompanying balance sheet of Mayquest Ventures, Inc. as of December 31, 2009, and the related statements of operation, shareholders' equity (deficit) and cash flows for the period from February 9, 2009 (inception date) to December 31, 2009. Report is dated November 28, 2010.

As of the year ended December 31, 2009 management assessed the effectiveness of our internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls.

The matters involving internal controls and procedures that our management considered to be material weaknesses were:

(1) The lack of a functioning audit committee due to a lack of a majority of independent members and a lack of a majority of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures;

(2) Inadequate segregation of duties consistent with control objectives; and

(3) Ineffective controls over period end financial disclosure and reporting processes.

The aforementioned material weaknesses were identified by our Chief Executive Officer in connection with the audit of our financial statements as of the year ended December 31, 2009.

In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we have initiated, or plan to initiate, the following series of measures:

(1) We will create a position to segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function when funds are available to us.

(2) We plan to appoint one or more outside directors to our board of directors who shall be appointed to an audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures such as reviewing and approving estimates and assumptions made by management when funds are available to us.

As a result of its assessment and the material weaknesses identified above, management has concluded that our internal controls for financial reporting as of the end of the period covered by this report were not effective. Additionally, due to the ineffectiveness of its internal controls for financial reporting, management has also concluded that its disclosure controls are not effective either.

Although, Management believes that these material weaknesses set forth in items (2) and (3) above did not result in any material misstatement in this report, the lack of a functioning audit committee and the lack of a majority of outside directors on our board of directors results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, which could result in a material misstatement in our financial statements in future periods.

Hereunder I have included a final draft of 10K/A No.2. I will be very grateful if you will be able to examine this Amendment. This way we will be able to make required changes if you will have further comments to the final draft of 10K/A No.2 before actually filing it to SEC. If any further comments will not arise to the final draft of 10K/A No.2 it will be filed in 10 business days otherwise it will take up to 30 business days.

I believe that all explanations and statements mentioned above properly disclose additional information required by SEC.

Respectfully submitted,

/s/ Roman Zherdytskyi

Roman Zherdytskyi

President and Director of Mayquest Ventures, Inc.